Exhibit 99.1

Corporación América Airports is declared ‘Preferred Bidder’ to operate Abuja and Kano airports, in Nigeria

LUXEMBOURG--(BUSINESS WIRE)--October 27, 2022--Corporación América Airports S.A. (NYSE: CAAP), (the “Company”) a leading private sector airport concession operator in the world, today announced that the consortium formed by Corporación América Airports, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company will hold a 51% stake, has been declared by the Federal Government of Nigeria as the preferred bidder for the Abuja and Kano airports and cargo terminals concessions, with combined scores (Technical and Financial Bid) of 87.69% and 82.57%, respectively. This step initiates the process during which the Consortium and the Federal Ministry of Aviation and the Federal Airports Authority will together revise and negotiate the final terms and conditions of the concession agreements.

Nnamdi Azikiwe International Airport – Abuja

- 20-year concession agreement.

- Operates a single runway of 3,600 m.

- Abuja: Nigeria’s Capital city.

Mallam Aminu Kano International Airport – Kano

- 30-year concession agreement.

- Two runways of 2,451 m and 3,300 m.

- Kano: Nigeria’s second largest city.

Martin Eurnekian, CEO of Corporación América Airports, commented: “After a careful and detailed tender process, through which the Government of Nigeria evaluated all the proposals, we were declared preferred bidders for operating Abuja and Kano airports and cargo terminals in Nigeria, together with Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited, our qualified and well-respected partners in this ambitious project. With this important announcement, we now enter a phase in which we will discuss and negotiate with Nigerian authorities the final terms of the concession agreements. Provided we are granted with the concessions, we would further expand our portfolio to 55 airports, across seven countries in four different continents.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, 57.6% lower than the 84.2 million served prior to the pandemic, in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716